SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[December 20, 2002]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X                           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___________

METSO SELLS ITS FOUNDRY OPERATIONS IN KARLSTAD, SWEDEN

(Helsinki, Finland, December 20, 2002) — Metso Corporation (NYSE: MX; HEX: MEO) will sell its foundry operations in Karlstad, Sweden to a newly established company, which will be owned by Åkers AB and Metso Paper Karlstad AB. Åkers AB will initially hold 51 percent of the shares in the new company, and it will have an option to acquire the rest of the shares in the future. The letter of intent was signed on December 20, 2002. The parties have agreed not to disclose the price of the planned transaction.

The Metso foundry in Karlstad is specialized in large, hand-moulded cast pieces such as Yankee cylinders for tissue paper machine, components for wind turbines, and diesel engine blocks. The total capacity of the foundry is 9,000 tons per year. The foundry’s 104 employees will transfer to the new company.

The new company will focus on serving new product and market areas, such as the wind turbine and the diesel engine industry. Today, approximately only 20 percent of the foundry’s capacity is utilized by Metso Paper. The new company will continue to supply Metso Paper with cast key components.

The Swedish-owned Åkers Group is the world’s leading producer of rolls for the iron and steel industry. Its annual production capacity of cast rolls is 75,000 tons per year and 15,000 tons of forged rolls. The net sales of Åkers Group are about EUR 250 million and it has about 1,600 employees.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Per Eiritz, President, Metso Paper Karlstad AB, tel: +46 54 17 14 94
Mikko Siiteri, Sr. VP, Strategic Development, Metso Paper, tel. +358 400 706 729

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.

SIGNATURES

Date December 20, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation